Commission File No. 001-16189

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

of the

SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

BAY STATE GAS COMPANY
EMPLOYEE SAVINGS PLAN AND TRUST

NiSource Inc.
801 E. 96th Avenue
Merrillville, IN 46410

Bay State Gas Company Employee Savings Plan and Trust

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedule as of December 31, 2001, and Independent Auditors' Report

BAY STATE GAS COMPANY
EMPLOYEE SAVINGS PLAN AND TRUST

TABLE OF CONTENTS

* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
Bay State Gas Company
Employee Savings Plan and Trust
Merrillville, Indiana:

We have audited the accompanying statement of net assets available for benefits of Bay State Gas Company Employee Savings Plan and Trust (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2001 basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2001 basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 12, 2002

Note: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP ("Report"), that was filed as an exhibit to the Form 11-K for the Bay State Gas Company Employee Savings Plan and Trust for the year ended December 31, 2000, and includes Arthur Andersen LLP's consent dated July 16, 2001 to the incorporation of the Report into the Registration Statements on Form S-8 Registration Statement No. 33-30619; Form S-8 Registration Statement No. 33-30621; Form S-8 Registration Statement No. 333-08263; Form S-8 Registration Statement No. 333-19981; Form S-8 Registration Statement No. 333-19983; Form S-8 Registration Statement No. 333-19985; Form S-3 Registration Statement No. 333-26847; Form S-8 Registration Statement No. 333-59151; Form S-8 Registration Statement No. 333-59153; Form S-3 Registration Statement No. 333-69279; Form S-8 Registration Statement No. 333-72367; Form S-8 Registration Statement No. 333-72401; Form S-3 Registration Statement No. 333-76645 and Form S-3 Registration Statement No. 333-76909. ("Registration Statements"). The registrant has been unable to obtain a reissued Report or a currently dated consent to the incorporation of this previously issued Report into the Registration Statements. While the extent of any resulting limitations on recovery by investors is unclear, the lack of a currently dated consent could limit the time within which any such actions by investors against Arthur Andersen LLP for liabilities arising under Section 11 of the Securities Act of 1933 must be brought.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of
Bay State Gas Company
Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BAY STATE GAS COMPANY EMPLOYEE SAVINGS PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
Chicago, Illinois
July 6, 2001

BAY STATE GAS COMPANY
EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value:		
Mutual funds	$ -	$ 38,292,935
NiSource Inc. Common Stock Fund	-	15,746,309
Interest bearing cash	42,102,297	98,562
Participant loans	748,501	1,033,441
Total investments	42,850,798	55,171,247
Receivables:		
Accrued interest and dividends	2,878	2,655
Participant contributions	67,306	4,803
Employer contributions	23,480	2,045
Total receivables	93,664	9,503
Total assets	42,944,462	55,180,750
LIABILITY:		
Transfer to merged plan	(42,944,462)	-
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 55,180,750

See notes to financial statements.

BAY STATE GAS COMPANY
EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001
ADDITIONS:	
Contributions:	
Participant	$ 1,559,519
Employer	645,477
Total contributions	2,204,996
Other	22,715
Total additions	2,227,711
DEDUCTIONS:	
Investment (loss) income:	
Net depreciation in fair value of investments	(7,524,239)
Dividends and interest	1,328,986
Investment loss, net	(6,195,253)
Benefits paid to participants	(8,247,675)
Administrative fees	(17,721)
Transfers, net	(42,947,812)
Total deductions	(57,408,461)
NET DECREASE	(55,180,750)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	55,180,750
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ -

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

Bay State Gas Company (the "Company") is a wholly owned subsidiary of NiSource Inc. The following description of the Bay State Gas Company Employee Savings Plan and Trust (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General – The Plan was established effective January 1, 1979. The Plan is a defined contribution plan available to substantially all active nonbargaining unit employees of the Company and its wholly-owned subsidiaries, Northern Utilities Inc. and Granite State Gas Transmission, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participation may begin on the first day of the following month after the employee has completed 60 days of service. Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.

Plan Administration – The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors which has the responsibility to assist the Company in administering the Plan. Effective May 1, 2001, the NiSource Inc. and Affiliates Retirement Plan Administrative and Investment Committee established by NiSource Inc. (parent company of the Company) replaced the committee and currently has administrative and investment responsibilities with respect to the Plan.

Contributions – Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options by the Plan. The Plan offers six common/collective trust funds, three mutual funds and one common stock fund as investment options for participants.

Company contributions total 50% of the first 5% of each eligible participant's pre-tax contributions. Notwithstanding the foregoing, "100% of each eligible participant's employee pre-tax contributions for the period up to 2.5% of his or her pay and 50% of each eligible participant's employee pre-tax contributions for the period on the next 5% of his or her pay" shall be substituted for the formula as stated in the preceding sentence with regard to an eligible participant who (1) became an employee before September 1, 1990 and was under age 45 on January 1, 1992; or (2) became an employee on or after September 1, 1990; or (3) became an employee before September 1, 1990, was at least age 45 on January 1, 1992 and irrevocably elected to waive eligibility for post-retiree medical coverage no later than September 1, 1992. The matching Company contribution is allocated according to the participants' directed accounts.

Rollovers from Other Qualified Employer Plans – The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statements of changes in net assets available for benefits.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses.

Vesting – Participants are fully vested in their accounts at all times.

Participant Loans – Participants that have participated in the Plan for at least one year may borrow from their pretax fund accounts a minimum of $1,000 up to a maximum 50% of their vested account balance, not to exceed $50,000. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6.0% to 10.5%, which are commensurate with local prevailing rates as determined by the provisions of the Plan and subject to periodic review by the administrative committee. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the loan is used to purchase a primary residence. A participant may have a maximum of two loans outstanding at any given time.

Payment of Benefits – On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a distribution in (1) a single lump sum; (2) a portion paid in a lump sum, and the remainder paid later (partial payment); or (3) periodic installments over a period not to exceed the life expectancy of the participant and his or her beneficiary. Participants may elect that a distribution in the form of a lump sum payment be made in the form of whole shares of NiSource Inc. stock and cash in lieu of fractional shares (to the extent the distribution consists of amounts from the NiSource Inc. Common Stock Fund). If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

Transfers Between Plans – Transfers between plans occur when there is a change in employee job title classifications, which results in a transfer of any related balances between this Plan and the Bay State Gas Company Savings Plan for Operating Employees and Trust.

Voting Rights of NiSource Inc. Common Stock Fund Participants – Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares), represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date. Interest earned on investments is recorded on the accrual basis.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's assets at December 31, 2001 and 2000:

	2001	2000
NiSource Inc. Common Stock Fund	-	$ 15,746,309
BGI S&P 500 Stock Fund	-	11,504,085
Merrill Lynch Income Accumulation Fund	-	9,343,787
Templeton Foreign Fund	-	5,317,455
Aim Equity Constellation Fund	-	6,752,727
Interest Bearing Cash	$42,102,297	-

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$ (3,951,090)
Common/collective trust funds	(442,569)
Common stock fund	(3,130,580)
	$ (7,524,239)

The Plan provides for investments in mutual funds, common/collective trust funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.

4. RELATED-PARTY TRANSACTIONS

The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Certain Plan investments are shares of mutual funds managed by the Merrill Lynch Trust Company. Merrill Lynch Trust Company is the Trustee, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

5. TAX STATUS

The Internal Revenue Service has issued a determination letter dated January 17, 2001, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500.

Net assets available for benefits per the financial statements	$ -
Amounts allocated to merged plan	42,944,462
Net assets available for benefits per the Form 5500	$42,944,462

The following is a reconciliation of transfers, net per the financial statements for the year ended December 31, 2001, to Form 5500:

Transfers, net per the financial statements	$ 42,947,812
Less: Amounts allocated to merged plan	(42,944,462)
Transfers, net per Form 5500	$ 3,350

Amounts allocated to transfers, net are not recorded on the Form 5500 for transfers that have been approved prior to December 31, 2001, but not yet paid as of that date.

7. PLAN MERGER

Effective January 1, 2002, the Plan merged with the Columbia Savings Plan. All assets of the Plan, other than the NiSource Common Stock Fund, were sold on December 31, 2001, invested in interest bearing cash and transferred to the Columbia Savings Plan on the effective date. The NiSource Common Stock Fund was transferred to the Columbia Savings Plan prior to the effective date. The name of the Columbia Savings Plan was subsequently changed to NiSource Inc. Retirement Savings Plan.

* * * * * *

BAY STATE GAS COMPANY
EMPLOYEE SAVINGS PLAN AND TRUST

Schedule I

EIN: 04-3442797, PLAN 009
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost	Fair Value
* Merill Lynch	Interest Bearing Cash	**	$42,102,297
* Various Plan Participants	Participant Loans (interest rates ranging from 6.0 - 10.5% and maturity dates ranging from January 7, 2002 to December 19, 2006)	**	748,501
	Total assets held at end of year		$42,850,798

* Denotes a party-in-interest
** Cost omitted for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAY STATE GAS COMPANY
EMPLOYEE SAVINGS PLAN AND TRUST

By ______________________________

Michael W. O'Donnell
Executive Vice President and
Chief Financial Officer, NiSource Inc.
Member, Administrative Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in these Registration Statements of NiSource Inc. on Form S-8 File No. 333-72401 and on Post-Effective Amendment on Form S-8 to Form S-4 File No. 333-33896-01, on Form S-3 File No. 333-76907, and on Post-Effective Amendment on Form S-3 to Forms S-4 File No. 333-33896 and File No. 333-33896-01 of our report dated July 12, 2002, appearing in the Annual Report on Form 11-K of the Bay State Gas Company Employee Savings Plan and Trust for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 15, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25

Commission File Number: 001-16189

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [X] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full Name of Registrant NiSource Inc.

Former Name if Applicable

______

Address of Principal Executive Office (*Street and number*)

801 East 86th Avenue

City, State and Zip Code Merrillville, Indiana 46410

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 11-K for the **Bay State Gas Company Employee Savings Plan and Trust** could not be filed within the prescribed time period for the following reasons: (1) during the process of auditing these plans, NiSource Inc. experienced a delay due to a change in auditors from Arthur Andersen to Deloitte & Touche; and (2) as of the end of December 2001, five plans, including the registrant plan, were merged, and information from one of the former plan administrators was not provided in a timely manner.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Stephen R. Gallas	(219) 647-6131
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NiSource Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2002 By: [signature]

Dennis W. McFarland

Title: Vice President & Treasurer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.